UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 10, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Behringer Harvard REIT I, Inc.

File No. 000-51293 - CF#28846

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Behringer Harvard REIT I, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on September 6, 2012, as amended on January 3, 2012.

Based on representations by Behringer Harvard REIT I, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through August 31, 2022
Exhibit 10.2	through February 14, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Gupta Barros
Special Counsel